UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)*

CARROLS RESTAURANT GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

14574X104
(CUSIP Number)

Jill Granat General Counsel and Corporate Secretary Restaurant Brands International Inc. 130 King Street West, Suite 300, P.O. Box 339 Toronto, Ontario M5X 1E1 (905) 845-6511	with copies to: Scott A. Barshay Laura C. Turano Paul, Weiss, Rifkind Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York, 10019 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14574X104	SCHEDULE 13D/A	Page 2 of 12

1	NAME OF REPORTING PERSON Restaurant Brands International Inc. (IRS Identification Number 98-1202754)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,414,580 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,414,580 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,414,580 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% (1)
14	TYPE OF REPORTING PERSON CO

(1)	See Item 5(a) below.

CUSIP No. 14574X104	SCHEDULE 13D/A	Page 3 of 12

1	NAME OF REPORTING PERSON Restaurant Brands International Limited Partnership (IRS Identification Number 98-1206431)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,414,580 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,414,580 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,414,580 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% (1)
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5(a) below.

CUSIP No. 14574X104	SCHEDULE 13D/A	Page 4 of 12

Item 1. Security and Issuer.

This Amendment No. 4 (this “Amendment”) relates to the Schedule 13D originally filed with the Securities and Exchange Commission on June 8, 2012 (the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Carrols Common Stock”), of Carrols Restaurant Group, Inc. (the “Issuer”), a Delaware corporation.

The principal executive offices of the Issuer are located at 968 James Street, Syracuse, New York 13203.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and replaced by the following information.

This Amendment is being filed by Restaurant Brands International Limited Partnership, a limited partnership organized under the laws of Ontario (“Partnership”) and Restaurant Brands International Inc., a Canadian corporation (“RBI”), the general partnership of Partnership (Partnership and RBI, together, the “Reporting Persons”). The principal executive offices of each of the Reporting Persons are located at 130 King Street West, Suite 300, P.O. Box 399, Toronto, Ontario M5X 1E. Each of the Reporting Persons is an indirect holding company for The TDL Group Corp. (“Tim Hortons”) and its consolidated subsidiaries, Burger King International, Inc. (“Burger King”) and its consolidated subsidiaries, Popeyes Louisiana Kitchen, Inc. (“Popeyes”) and its consolidated subsidiaries and FRG, LLC (“Firehouse Subs”) and its consolidated subsidiaries. The Reporting Persons, together, are one of the world’s largest quick service restaurant companies.

Partnership indirectly beneficially owns 100 shares of Series D Preferred Stock of the Issuer that is directly beneficially owned by its wholly-owned subsidiaries. As the sole general partner of Partnership, RBI may also be deemed to indirectly beneficially own the shares of Series D Preferred Stock beneficially owned by Partnership. Each share of Series D Preferred Stock is convertible, at the option of the holder of such shares, into 94,145.8 shares of Carrols Common Stock and votes with the Carrols Common Stock on an as-converted basis. Holders of the Series D Preferred Stock are entitled to receive dividends payable on the Carrols Common Stock on an as converted basis, are entitled to a liquidation preference of $0.01 per share and thereafter will be entitled to share ratably (on an as-converted basis) with the Carrols Common Stock in the distribution of any remaining assets.

Based on the convertibility of the Series D Preferred Stock, Partnership indirectly beneficially owns the shares of Carrols Common Stock directly beneficially owned by its wholly-owned subsidiaries. As the sole general partner of Partnership, RBI may also be deemed to indirectly beneficially own the shares of Carrols Common Stock beneficially owned by Partnership.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the respective executive officers, directors, control persons or general partner, as applicable, of the respective Reporting Persons that contains the following information with respect to each such person, as applicable: (a) name, (b) business address, (c) present principal occupation or employment (including the name and the principal business address, if other than the applicable Reporting Person, of any corporation or other organization in which such employment is conducted), and (d) citizenship.

During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of their respective executive officers, directors, control persons or general partner, as applicable, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Sources and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 16, 2024, RBI, BK Cheshire Corp., a Delaware corporation and subsidiary of RBI (“Merger Sub” and, together with RBI, the “Buyer Parties”) and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and becoming a subsidiary of RBI pursuant to the Merger. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement.

RBI intends to fund the payment of the Merger Consideration (as defined below) with cash on hand and a term loan arranged under its existing credit agreement, dated October 27, 2014, as amended (the “Credit Agreement”). Copies of the Credit Agreement and the amendments thereto are filed as Exhibits 7.3, 7.4, 7.5, 7.6, 7.7, 7.8, 7.9, 7.10 and 7.11 to this Amendment.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Non-Binding Proposal

On January 11, 2024, RBI submitted to the Issuer a non-binding proposal to acquire all of the issued and outstanding Carrols Common Stock.

Merger Agreement

On January 16, 2024, RBI, Merger Sub and the Issuer entered into the Merger Agreement.

At the effective time of the Merger (the “Effective Time”):

•	each share of Carrols Common Stock outstanding immediately prior to the Effective Time (other than shares of Carrols Common Stock that are (A)(1) held by the Issuer and its Subsidiaries; (2) owned by RBI or Merger Sub; or (3) owned by any direct or indirect Subsidiary of RBI or Merger Sub as of immediately prior to the Effective Time (the “Owned Carrols Shares”), or (B) issued and outstanding as of immediately prior to the Effective Time and held by stockholders of the Issuer who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly exercised their statutory rights of appraisal in respect of such shares of Carrols Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “Dissenting Shares”)) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $9.55, without interest thereon (the “Merger Consideration”);

•	each Owned Carrols Share outstanding immediately prior to the Effective Time will remain issued and outstanding as a share of common stock of the surviving corporation; and

•	each share of Series D Preferred Stock outstanding as of immediately prior to the Effective Time will remain issued and outstanding as a share of Series D Preferred Stock of the surviving corporation, on the terms set forth in the Series D Certificate of Designation.

The Merger Agreement also provides that, at the Effective Time, by virtue of the Merger:

•	each award of restricted stock of the Issuer issued under the Company Equity Plans, other than a Carrols PSA (as defined below) (“Carrols RSA”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time will be fully vested, cancelled and automatically converted, without any required action on the part of the holder thereof, into the right to receive an amount in cash equal to the product of (i) the aggregate number of shares of Carrols Common Stock subject to such Carrols RSA, multiplied by (ii) the Merger Consideration, subject to any applicable withholding Taxes payable in respect thereof;

CUSIP No. 14574X104	SCHEDULE 13D/A	Page 6 of 12

•	each award of restricted stock of the Issuer granted under the Company Equity Plans whose vesting is conditioned in full or in part based on achievement of performance goals or metrics (“Carrols PSA”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall be fully vested, cancelled and automatically converted, without any required action on the part of the holder thereof, into the right to receive an amount in cash equal to the product of (i) the aggregate number of shares of Carrols Common Stock subject to such Carrols PSA (with any performance conditions deemed to be earned based on target performance), multiplied by (ii) the Merger Consideration, subject to any applicable withholding Taxes payable in respect thereof;

•	each restricted stock unit award granted under the Company Equity Plans, other than a Carrols PSU (as defined below) (“Carrols RSU”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall be fully vested, cancelled and automatically converted, without any required action on the part of the holder thereof, into the right to receive an amount in cash equal to the product of (i) the aggregate number of shares of Carrols Common Stock subject to such Carrols RSU (together with any accrued and unpaid dividends or dividend equivalents corresponding to such Carrols RSU), multiplied by (ii) the Merger Consideration, subject to any applicable withholding Taxes payable in respect thereof;

•	each restricted stock unit award granted under the Company Equity Plans whose vesting is conditioned in full or in part based on achievement of performance goals or metrics (“Carrols PSU”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall be fully vested, cancelled and automatically converted, without any required action on the part of the holder thereof, into the right to receive an amount in cash equal to the product of (i) the aggregate number of shares of Carrols Common Stock subject to such Carrols PSU (together with any accrued and unpaid dividends or dividend equivalents corresponding to such Carrols PSU) (with any performance conditions deemed to be earned based on the greater of “target” or “actual” performance, as measured through the Effective Time and extrapolated over the full performance period, provided, that, if the Effective Time occurs on or prior to December 31, 2024, the performance conditions for the Carrols PSUs granted in 2024 shall be deemed to be earned based on target performance), multiplied by (ii) the Merger Consideration, subject to any applicable withholding Taxes payable in respect thereof; and

•	each option to purchase shares of Carrols Common Stock granted under the Company Equity Plans (“Carrols Option”), whether vested or unvested, that is unexpired, unexercised, and outstanding as of immediately prior to the Effective Time shall be fully vested, cancelled and automatically converted, without any required action on the part of the holder thereof, into the right to receive an amount in cash equal to the product of (i) the aggregate number of shares of Carrols Common Stock subject to such Carrols Option, multiplied by (ii) the excess, if any, of the Merger Consideration over the applicable per share exercise price under such Carrols Option, subject to any applicable withholding Taxes payable in respect thereof (provided that any Carrols Option that is not in-the-money shall be cancelled immediately upon the Effective Time without payment or consideration).

If the Merger is consummated, the Carrols Common Stock will be delisted from The NASDAQ Global Market and deregistered under the Securities Exchange Act of 1934, as amended, as promptly as practicable following the Effective Time.

Consummation of the Merger is subject to certain conditions set forth in the Merger Agreement, including, but not limited to, the: (A) affirmative vote of the holders of (i) a majority of all of the outstanding shares of Carrols capital stock to adopt the Merger Agreement and (ii) a majority of all of the outstanding shares of Carrols Common Stock held by the Unaffiliated Company Stockholders to adopt the Merger Agreement; (B) expiration or termination

CUSIP No. 14574X104	SCHEDULE 13D/A	Page 7 of 12

of any waiting periods (and any extensions thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (C) absence of any law or order in the United States restraining, enjoining or otherwise prohibiting the Merger; and (D) absence of a Company Material Adverse Effect.

From the execution of the Merger Agreement until 11:59 p.m., Eastern time, on the date that is 30 days after the date of the Merger Agreement (the “No-Shop Period Start Date”), the Issuer and its representatives have the right to:

(i)	solicit, initiate, propose, knowingly encourage or facilitate, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal;
(ii)	furnish to any Person (and its representatives and financing sources), subject to the terms and obligation of an Acceptable Confidentiality Agreement, any non-public information relating to the Issuer or its Subsidiaries with the intent to induce the making, submission or announcement of, or to knowingly encourage or facilitate, any proposal or inquiry that constitutes, is reasonably expected to lead to, an Acquisition Proposal; and
(iii)	participate or engage in discussions or negotiations with any such Person (and such representatives and financing sources) with respect to an Acquisition Proposal.

From the No-Shop Period Start Date until the earlier to occur of the termination of the Merger Agreement and the Effective Time, the Issuer will be subject to customary “no-shop” restrictions on its ability to solicit alternative Acquisition Proposals from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding any alternative Acquisition Proposals, subject to a customary “fiduciary out” provision that allows the Issuer, under certain specified circumstances, to provide information to, and participate in discussions and engage in negotiations with, third parties with respect to an Acquisition Proposal if the Special Committee of the Issuer’s Board of Directors determines in good faith (after consultation with its financial advisor and outside legal counsel) that such alternative Acquisition Proposal constitutes a Superior Proposal or is reasonably expected to lead to a Superior Proposal, and the failure to take such actions would be inconsistent with its fiduciary duties pursuant to applicable law.

The Merger Agreement contains certain termination rights for the Issuer, on the one hand, and the Buyer Parties, on the other hand. Upon termination of the Merger Agreement under specified circumstances, including the Issuer terminating the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal or RBI terminating the Merger Agreement due to the Issuer’s Board of Directors’ withdrawal of its recommendation to the Issuer’s stockholders in favor of the Merger, the Issuer will be required to pay RBI a termination fee of $19,000,000 (or, if termination occurs in certain circumstances prior to the No-Shop Period Start Date, $9,500,000). The termination fee will also be payable by the Issuer if the Merger Agreement is terminated under certain circumstances and prior to such termination, an Acquisition Proposal for an Acquisition Transaction is publicly announced or disclosed and such Acquisition Transaction is consummated or the Issuer enters into an agreement providing for the consummation of such Acquisition Transaction within one year of the termination. In addition to the foregoing termination rights, and subject to certain limitations, the Issuer or RBI may terminate the Merger Agreement if the Merger is not consummated by November 30, 2024.

Each of RBI, Merger Sub and the Issuer made customary representations and warranties in the Merger Agreement and agreed to customary covenants, including, among others, a covenant on the part of the Issuer regarding the operation of the business of the Issuer and its Subsidiaries prior to the consummation of the Merger. The Merger Agreement also provides that the Issuer, on the one hand, or the Buyer Parties, on the other hand, may specifically enforce the obligations under the Merger Agreement, including the obligation to consummate the Merger if the conditions set forth in the Merger Agreement are satisfied.

Voting Agreement

On January 16, 2024, RBI entered into a Voting Agreement (the “Voting Agreement”) with Cambridge Franchise Holdings, LLC, Alexander Sloane and Matthew Perelman (collectively, the “Cambridge Signatories”), pursuant to which the Cambridge Signatories have agreed, among other things, to vote their shares of Carrols Common Stock (A) in favor of (i) the adoption of the Merger Agreement and the Merger, (ii) the approval of any

CUSIP No. 14574X104	SCHEDULE 13D/A	Page 8 of 12

proposal to adjourn the special meeting of the Issuer’s stockholders to a later date, if there are not sufficient affirmative votes (in person or by proxy) to obtain the Requisite Stockholder Approval and RBI proposes or requests such postponement or adjournment in accordance with the Merger Agreement, and (iii) any other matter or action necessary for the consummation of the transactions contemplated by the Merger Agreement, and (B) against (i) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of the Issuer in the Merger Agreement or result in any condition of the Merger not being satisfied prior to the Termination Date, (ii) any Acquisition Proposal or (iii) approval of any other proposal, transaction, agreement or action that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger or any other transactions contemplated by the Merger Agreement.

The Voting Agreement will terminate upon the earlier to occur of (A) the Effective Time, (B) the termination of the Merger Agreement in accordance with its terms, and (C) the date on which any amendment to the Merger Agreement is effected, or any waiver of the Issuer’s rights under the Merger Agreement is granted, in each case, without the prior written consent of the Cambridge Signatories, that (i) diminishes the Merger Consideration to be received by the stockholders of the Issuer, (ii) changes the form in which the Merger Consideration is payable to the stockholders of the Issuer, (iii) extends the Termination Date or (iv) imposes any additional conditions on the Cambridge Signatories’ rights to receive the Merger Consideration.

From the execution of the Voting Agreement until the termination of the Voting Agreement, the Cambridge Signatories will be subject to customary transfer restrictions with respect to their shares of Carrols Common Stock.

If the Merger is effected, it would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Carrols Common Stock from The NASDAQ Global Market and the Carrols Common Stock becoming eligible for termination from registration pursuant to Section 12(b) of the Act.

The foregoing description of the Merger Agreement, the Voting Agreement and the transactions contemplated thereby do not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of each of the Merger Agreement and the Voting Agreement, which are attached as Exhibit 7.1 and Exhibit 7.2 respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) – (b) As the indirect parent of its indirect wholly-owned subsidiaries, as of the date of this Amendment, Partnership indirectly beneficially owns 9,414,580 shares of Carrols Common Stock which it has the right to acquire upon the conversion of shares of Series D Preferred Stock of the Issuer. Such shares of Carrols Common Stock represent 14.6% of the outstanding Carrols Common Stock as of the date of this Amendment. As the sole general partner of Partnership, RBI may be deemed to indirectly beneficially own the shares of Carrols Common Stock directly beneficially owned by Partnership’s indirect wholly-owned subsidiaries. Except as set forth in this Amendment, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the persons listed in Annex A beneficially own any shares of Carrols Common Stock or have any right to acquire any shares of Carrols Common Stock.

As the indirect parent of its indirect wholly-owned subsidiaries, Partnership indirectly possesses sole voting and dispositive power over 9,414,580 shares of Carrols Common Stock. For the reasons described in paragraph (a) above, RBI may be deemed to indirectly possess sole voting and dispositive power over 9,414,580 shares of Carrols Common Stock.

(c)    No transactions in the Carrols Common Stock have been effected by the Reporting Persons during the 60 days prior to the date of this Statement.

(d)    As the general partner of Partnership, RBI indirectly has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Carrols Common Stock described in paragraph (a) above.

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(e)    Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description
7.1	Agreement and Plan of Merger, dated as of January 16, 2024, by and among Restaurant Brands International Inc. (“RBI”), BK Cheshire Corp. and Carrols Restaurant Group, Inc.*
7.2	Voting Agreement, dated as of January 16, 2024, by and among Restaurant Brands International Inc. and Cambridge Franchise Holdings, LLC, Alexander Sloane and Matthew Perelman
7.3	Credit Agreement, dated October 27, 2014, among 1011778 B.C. Unlimited Liability Company, as the Parent Borrower, New Red Finance, Inc., as the Subsidiary Borrower, 1013421 B.C. Unlimited Liability Company, as Holdings, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, the Lenders Party thereto, Wells Fargo Bank, National Association, as Syndication Agent, the Parties listed thereto as Co-Documentation Agents, J.P. Morgan Securities LLC, and Wells Fargo Securities LLC, as Joint Lead Arrangers, and J.P. Morgan Securities LLC, Wells Fargo Securities LLC, and Merrill Lynch, Pierce, Fenner and Smith, Incorporated, as Joint Book Runners (the “Credit Agreement”) (incorporated by reference to Exhibit 4.2 to the Form S-4 of RBI (File No. 333-198769))
7.4	Amendment No. 1, dated May 22, 2015, to the Credit Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K of RBI filed on May 26, 2015)
7.5	Amendment No. 2, dated February 17, 2017, to the Credit Agreement (incorporated by reference to Exhibit 10.10(d) to the Form 10-Q of RBI filed on October 26, 2017)
7.6	Amendment No. 3, dated October 2, 2018, to the Credit Agreement (incorporated by reference to Exhibit 10.10(h) to the Form 10-Q of RBI filed on October 24, 2018)
7.7	Amendment No. 4, dated as of November 19, 2019, to the Credit Agreement, dated October 27, 2014, by and among 1011778 B.C. Unlimited Liability Company, as parent borrower, New Red Finance, Inc., as subsidiary borrower, 1013421 B.C. Unlimited Liability Company, the other guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and swing line lender, and the other lenders party thereto (incorporated by reference to Exhibit 10.68 to the Form 8-K of RBI filed on November 20, 2019)
7.8	Amendment No. 5, dated as of April 2, 2020, to the Credit Agreement, dated October 27, 2014, by and among 1011778 B.C. Unlimited Liability Company, as parent borrower, New Red Finance, Inc., as subsidiary borrower, 1013421 B.C. Unlimited Liability Company, the other guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and swing line lender, and the other lenders party thereto (incorporated by reference to Exhibit 10.71 to the Form 8-K of RBI filed on April 3, 2020)
7.9	Incremental Facility Amendment No. 5 and Amendment No. 6, dated as of December 13, 2021, to the Credit Agreement, dated October 27, 2014 (as amended), by and among 1011778 B.C. Unlimited Liability Company, as parent borrower, New Red Finance, Inc., as subsidiary borrower, 1013421 B.C. Unlimited Liability Company, the other guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and swing line lender, and the other lenders party thereto (incorporated herein by reference to Exhibit 10.80 to the Form 8-K of Registrant filed on December 15, 2021)
7.10	Amendment No. 7, dated as of September 21, 2023, to the Credit Agreement, dated October 27, 2014, by and among 1011778 B.C. Unlimited Liability Company, as parent borrower, New Red Finance, Inc., as subsidiary borrower, 1013421 B.C. Unlimited Liability Company, the other guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and swing line lender, and the other lenders party thereto (incorporated by reference to Exhibit 10.10(m) to the Form 8-K of RBI filed on September 21, 2023)
7.11	Amendment No. 8, dated as of December 28, 2023, to the Credit Agreement, dated October 27, 2014, by and among 1011778 B.C. Unlimited Liability Company, as parent borrower, 1013421 B.C. Unlimited Liability Company, Restaurant Brands International Limited Partnership, 1013414 B.C. Unlimited Liability Company, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.10(n) to the Form 8-K of RBI filed on January 4, 2024)

* The schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. RBI agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

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ANNEX A

3G Restaurant Brands Holdings LP

3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership, owns over 27.5% of the combined voting power of Restaurant Brands International Inc. through its ownership of an aggregate of 123,312,485 Partnership exchangeable units of Restaurant Brands International Limited Partnership, with voting rights in respect of the common shares of Restaurant Brands International Inc. on a one vote per exchangeable unit basis. The principal business of 3G Restaurant Brands Holdings LP is to act as an investment vehicle for its limited partners and its principal address and office is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016. The general partner of 3G Restaurant Brands Holdings LP is 3G Restaurant Brands Holdings General Partner Ltd.

3G Restaurant Brands Holdings General Partner Ltd.

3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company, is the general partner of 3G Restaurant Brands Holdings LP. The principal business of 3G Restaurant Brands Holdings General Partner Ltd. is to act as the general partner of 3G Restaurant Brands Holdings and its principal address and office is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016. Set forth below are the name and present principal occupation or employment of each director of 3G Restaurant Brands Holdings General Partner Ltd. as of the date hereof. Each director’s business address is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016.

Name	Present Principal Occupation and Principal Business Address	Citizenship

Board of Directors
Alexandre Behring	Co-founding partner, board member and Managing Partner, 3G Capital	Brazil/Italy
Jorge Lemann	Cofounder, 3G Capital	Brazil/Switzerland
Carlos Alberto Sicupira	Co-founder, 3G Capital	Brazil
Marcel Telles	Co-founder, 3G Capital	Brazil
Roberto Moses Thompson Motta	Co-founder, 3G Capital	Brazil/Italy

Restaurant Brands International Inc.

Set forth below are the name and present principal occupation or employment of each director and executive officer of Restaurant Brands International Inc. as of the date hereof. Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at 130 King Street West, Suite 300, P.O. Box 399, Toronto, Ontario M5X 1E1 and (y) the name, principal business and address of the corporation or other organization in which the executive officer’s employment is conducted refers to Restaurant Brands International Inc. as described in response to Item 2 of this Schedule 13D.

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Name	Present Principal Occupation and Principal Business Address	Citizenship

Executive Officers
Joshua Kobza	Chief Executive Officer	United States
J. Patrick Doyle	Executive Chairman	United States
Matthew Dunnigan	Chief Financial Officer	United States
Duncan Fulton	Chief Corporate Officer	Canada
Jill M. Granat	General Counsel	United States
Jeff Housman	Chief People & Services Officer	United States
Tom Curtis	President, Burger King U.S. & Canada	United States
Axel Schwan	President, Tim Hortons Canada & U.S.	Germany
David Shear	President, International	United States
Sami Siddiqui	President, Popeyes U.S. & Canada	United States

Board of Directors
Alexandre Behring	Co-founding partner, board member and Managing Partner, 3G Capital 600 Third Avenue 37th Floor, New York, New York 10016	Brazil and Italy
J. Patrick Doyle	Executive Chairman, Restaurant Brands International Inc.	United States
Maximilien de Limburg Stirum	Executive Chairman of Société Familiale d’Investissements and CEO and Director of Denarius S.A. Route de Longwy, 488, L-1940 Luxembourg	Belgium
Cristina Farjallat	Regional Sales Director, Facebook Brasil Avenida Brigadeiro Faria Lima, 3732 Sao Paulo, SP –Brazil CEP 04548-132	Brazil
Jordana Fribourg	Chief Talent Officer, Continental Grain Company 767 Fifth Ave, New York, NY 10153	United States
Ali Hedayat	Founder and Managing Director, Maryana Capital 50 Ardwold Gate, Toronto ON M5R 2W2, Canada	Canada
Marc Lemann	Director, Restaurant Brands International Inc.	Brazil and Switzerland
Jason Melbourne	Global Head of Distribution at Canaccord Genuity 161 Bay Street, Suite 3000 Toronto, ON Canada M5J 2S1	Canada
Daniel S. Schwartz	Managing Partner, 3G Capital Partners LP 600 Third Avenue 37th Floor, New York, New York 10016	United States
Thecla Sweeney	Partner and co-founder of Alphi Capital Inc. 161 Bay Street, Suite 4120 Toronto ON M5J 2S1	Canada

Restaurant Brands International Limited Partnership

The general partner of Restaurant Brands Limited Partnership is Restaurant Brands International Inc. See details above regarding the executive officers and directors of Restaurant Brands International Inc.

CUSIP No. 14574X104	SCHEDULE 13D/A	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 16, 2024

RESTAURANT BRANDS INTERNATIONAL INC.

By:	/s/ Jill Granat
Name: Title:	Jill Granat General Counsel and Secretary

RESTAURANT BRANDS INTERNATIONAL LIMITED PARTNERSHIP

By:	/s/ Jill Granat
Name: Title:	Jill Granat General Counsel and Secretary